UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information to be included in statements filed pursuant to rules 13d-1(b), (c) and (d)
and amendments thereto filed pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Threshold Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

885807 10 7

(CUSIP Number)

September 3, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885807 10 7

1.	Names of Reporting Persons S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Three Arch Partners III, L.P. (“TAP III”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,688,476*

	6.	Shared Voting Power See response to row 5

	7.	Sole Dispositive Power 1,688,476*

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,688,476*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 9.0%

12.	Type of Reporting Person PN

*Includes a warrant to purchase 372,149 shares of common stock that is exercisable within 60 days of September 3, 2008.

CUSIP No. 885807 10 7

1.	Names of Reporting Persons S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Three Arch Associates III, L.P. (“TAA III”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 90,771*

	6.	Shared Voting Power See response to row 5

	7.	Sole Dispositive Power 90,771*

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,771*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person PN

*Includes a warrant to purchase 20,007 shares of common stock that is exercisable within 60 days of September 3, 2008.

CUSIP No. 885807 10 7

1.	Names of Reporting Persons S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Three Arch Management III, L.L.C. (“TAM III”)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,779,247*

	6.	Shared Voting Power See response to row 5

	7.	Sole Dispositive Power 1,779,247*

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,779,247*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person OO

*Includes warrants to purchase 392,156 shares of common stock that are exercisable within 60 days of September 3, 2008.

CUSIP No. 885807 10 7

1.	Names of Reporting Persons S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark A. Wan

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,779,247*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,779,247*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,779,247*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person IN

*Includes warrants to purchase 392,156 shares of common stock that are exercisable within 60 days of September 3, 2008.

CUSIP No. 885807 10 7

1.	Names of Reporting Persons S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wilfred E. Jaeger

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,541**

	6.	Shared Voting Power 1,779,247*

	7.	Sole Dispositive Power 8,541**

	8.	Shared Dispositive Power 1,779,247*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,787,788

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person IN

*	Includes warrants to purchase 392,156 shares of common stock that are exercisable within 60 days of September 3, 2008.
**	Includes 8,541 shares of common stock subject to options exercisable within 60 days of September 3, 2008.

CUSIP No. 885807 10 7

1.	Names of Reporting Persons S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barclay Nicholson

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,779,247*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,779,247*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,779,247*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person IN

*Includes warrants to purchase 392,156 shares of common stock that are exercisable within 60 days of September 3, 2008.

Item 1.
	(a)	Name of Issuer Threshold Pharmaceuticals, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 1300 Seaport Boulevard, Redwood City, CA 94063

Item 2.
(a)

Name of Person Filing
Three Arch Partners III, L.P. (“TAP III”), Three Arch Associates III, L.P. (“TAA III”), Three Arch Management III, L.L.C. (“TAM III”), Mark A. Wan (“Wan”), Wilfred E. Jaeger (“Jaeger”), and Barclay Nicholson (“Nicholson”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Wan, Jaeger, and Nicholson are the sole managing members of TAM III, the sole general partner of TAP III and TAA III and may be deemed to have sole power to vote the shares reported. TAA III invests alongside TAP III in all investments made by TAP III.

	(b)	Address of Principal Business Office or, if none, Residence 3200 Alpine Road, Portola Valley, CA 94028
	(c)	Citizenship See Row 4 of each cover page
	(d)	Title of Class of Securities Common Stock, $0.001 par value per share
	(e)	CUSIP Number 885897 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
The following information with respect to the ownership of the Common Stock of the Issuer by the person filing this statement is provided as of September 3, 2008:
(a) Amount beneficially owned: See Row 9 of each cover page
(b)

Percent of class:

See Row 11 of each cover page. The approximate percentages of common stock reported as beneficially owned by the Reporting Persons is based on approximately a) 6,243,495 shares of common stock outstanding as of August 18, 2008 after the effectiveness of the 6-1 reverse stock split as announced on the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“Commission”) on August 18, 2008 with b) the shares of common stock issued pursuant to the close of the securities purchase agreement on August 29, 2008, a form of which was filed with the Commission on July 9, 2008.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of each cover page
(ii) Shared power to vote or to direct the vote See Row 6 of each cover page
(iii) Sole power to dispose or to direct the disposition of See Row 7 of each cover page
(iv) Shared power to dispose or to direct the disposition of See Row 8 of each cover page

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of TAP III and TAA III and the limited liability company agreement of TAM III, the general and limited partners of each such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2008

THREE ARCH PARTNERS III, L.P. By: Three Arch Management III, L.L.C.

By:	/s/ Barclay Nicholson
Barclay Nicholson
Managing Member

THREE ARCH ASSOCIATES III, L.P. By: Three Arch Management III, L.L.C.

By:	/s/ Barclay Nicholson
Barclay Nicholson
Managing Member

THREE ARCH MANAGEMENT III, L.L.C.

By:	/s/ Barclay Nicholson
Barclay Nicholson
Managing Member

MARK A. WAN

By:	/s/ Barclay Nicholson
Barclay Nicholson
Authorized Signature

WILFRED E. JAEGER

By:	/s/ Barclay Nicholson
Barclay Nicholson
Authorized Signature

BARCLAY NICHOLSON

By:	/s/ Barclay Nicholson
Barclay Nicholson

This Schedule 13G/A was executed pursuant to a Statement Appointing Designated Filer and Authorized Signatories. Note that copies of the applicable Statement Appointing Designated Filer and Authorized Signatories are already on file with the appropriate agencies.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).